UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that its subsidiary COMPASS GÁS E ENERGIA S.A. disclosed, on this date, a Material Fact regarding the conclusion of Sulgás controlling acquisition, as fully presented below:

“COMPASS GÁS E ENERGIA S.A. (“Compass” or “Company”), in compliance with the provisions of CVM Resolution No. 44/2021 and in continuity with the material fact disclosed on October 22, 2021, informs to its shareholders and the market in general that, as of today, its subsidiary COMPASS UM PARTICIPAÇÕES LTDA. concluded the acquisition of 51% (fifty-one percent) of the capital stock of COMPANHIA DE GÁS DO ESTADO DO RIO GRANDE DO SUL (“Sulgás”), consequently assuming the control of the concessionaire.

The accumulated experience of Sulgás, added to that of Compass, has the potential to create an important vector for infrastructure development in Rio Grande do Sul. As a result, the Company has the expectation to expand the benefits of piped natural gas, ensuring the required energy security to foster economic growth in the region.”

São Paulo, January 3, 2022.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2022

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer